Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

Acquisition of Lorillard, Inc by Reynolds American, Inc. Call

Company Participants

•	Morris L. Moore

•	Susan M. Cameron

•	Murray S. Kessler

•	Thomas R. Adams

Other Participants

•	Vivien Nicole Azer

•	David J. Adelman

•	Bonnie L. Herzog

•	Michael Scott Lavery

•	Judy E. Hong

•	Nik H. Modi

•	Adam J. Spielman

•	Todd Duvick

•	Lisa Klara Lewandowski

•	Priya Joy Ohri-Gupta

•	Filippe Marcel Goossens

•	Temple Houston

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Reynolds American and Lorillard conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Morris Moore, Vice President of Investor Relations for Reynolds American. Sir, you may begin.

Morris L. Moore

Thank you, Samaya. Good morning and welcome, everyone. I’m Morris Moore, Vice President of Investor Relations at Reynolds American.

Before we begin our discussion on today’s announcement, I’ll give you a moment to read our precautionary statement on forward-looking information. We will be discussing some forward-looking information, and actual results could be different from our forecast. These risks are listed in our press release this morning as well as in our SEC filings.

We’ll include some adjusted results in our presentation. A reconciliation of adjusted to GAAP results is at the end of the presentation, which will be available later today on our new transaction website at reynoldsamericaninfo.com.

With us today are Susan Cameron, Reynolds American’s President and Chief Executive Officer; Tom Adams, our Chief Financial Officer; and Murray Kessler, Lorillard’s Chairman, President and Chief Executive Officer, who will provide comments on the agreement reached for Reynolds American to acquire Lorillard. They will cover the highlights of the transaction, Reynolds American’s transformation journey, the Newport success story, and the reasons why this transaction is so compelling and the financial highlights. After that, we’ll be happy to take your questions.

Now I’ll turn the call over to Susan.

Susan M. Cameron

Thank you, Morris, and good morning, my thanks to each of you for joining us.

We are very excited to announce that we have reached an agreement under which Reynolds American will acquire Lorillard in a cash and share transaction valued at $68.88 per share, which values Lorillard at $27.4 billion. As part of this transaction, Imperial Tobacco will be purchasing the KOOL, Salem, Winston, Maverick, and blu assets of R.J. Reynolds and Lorillard. And British American Tobacco will be investing $4.7 billion to maintain their 42% ownership in Reynolds American.

Additionally, Reynolds American and British American Tobacco have in principle agreed to pursue an ongoing technology sharing initiative for the development of next-generation tobacco products, including heat-not-burn cigarettes and vapor products.

What we are announcing is compelling, strategic, and serves to create further value. Reynolds American’s acquisition of Lorillard will increase scale, generate considerable cost synergies and efficiencies, and enhance geographic diversification, all of which will result in new revenue opportunities, and it benefits adult tobacco consumers. The transaction supports Reynolds American’s ongoing efforts to lead the transformation of the tobacco industry while also making Imperial a more competitive U.S. player.

Imperial is the fourth largest tobacco company in the world by market share, and their brands are sold in more than 160 countries, including here in the United States through their Commonwealth-Altadis operating company. Today their U.S cigarette brands include USA Gold and Sonoma. The addition of KOOL, Salem, Winston, and Maverick to their portfolio is expected to more than triple their U.S market share. And they are also purchasing the current e-cigarette category leader, blu.

Our transaction is expected to close in the first half of 2015 and will be subject to regulatory and shareholder approvals.

From a strategic standpoint, this combination is absolutely compelling. It will give us a unique portfolio of iconic brands as well as adding a geographic benefit from R.J. Reynolds’ strength in the western U.S. and Lorillard’s complementary strong presence in the eastern U.S. Synergies and revenues generated by this combination will better position Reynolds American’s operating companies to fuel continued investment in brand building, R&D, and innovation for the long-term future of the company.

As you see from this snapshot, our combined brand portfolio represents an enhanced growth profile, with strength across categories and price points.

Throughout our conversations, I have been very impressed by the Lorillard team, the company that they have built, and their terrific product portfolio. I am confident that together we can build on our combined strengths to grow further and continue the transformation of the tobacco industry.

We started this transformation journey in 2004 with the merger of R.J. Reynolds and Brown & Williamson. In the decade since the B&W merger, these are some of the things that we have accomplished. The next move for us represents a step change. We will continue to transform our industry by driving innovation throughout our businesses, redefining enjoyment of adult tobacco consumers, and reducing the harm caused by smoking.

We have always focused our investments in the long-term growth of our key brands, particularly in the smoke-free space. The acquisition of Lorillard will allow us to continue this journey as well as to create and cultivate new and meaningful revenue streams while proactively shaping the external environment. We are confident in the FDA’s commitment to science-based regulation coupled with a transparent rule-making process which will allow us to manage menthol regulation over time.

Our strong portfolio of key brands has been diversified across key categories, allowing us to best position ourselves for the continued transformation of the tobacco industry.

Since Reynolds American’s formation in 2004, we have also focused on key products to position ourselves to take advantage of the growth space. This chart illustrates just how dramatic that shift has been at R.J. Reynolds, and the company is much stronger for it. This growth brand strategy has clearly delivered results, and our adjusted operating margin has more than doubled since 2004. As you can see, we’ve generated exceptional total shareholder returns, significantly outpacing the S&P 500, and we intend to continue that trend.

And before inviting Murray to discuss the transaction from Lorillard’s perspective, I’d like to highlight VUSE, a product which we believe will be a game-changer in the e-cigarette space. Since its expansion into Colorado in 2013, its first major market, VUSE has delivered outstanding results and quickly became the category leader. Sitting here today, we can proudly say that we are well underway with our national expansion. We have just expanded to 15,000 additional outlets, and we are on our way to full national distribution, all of which illustrates that VUSE has a bright future ahead of it. We will continue to compete with blu as we have with VUSE already. And it’s important to know that VUSE has also helped to transform the e-cigarette market in Colorado by tripling the size of the total category. A closer look at the e-cigarette market in Colorado shows that VUSE has almost a 70% share.

As I’ve already said, VUSE began the first phase of its national distribution in June, and that’s going very well. And we’re now pursuing a technology sharing agreement with British American Tobacco, which holds great potential for new avenues of growth for VUSE globally down the road. It is these types of innovative product investments that we look forward to continuing to make to position ourselves for future growth.

And now without further ado, I’m delighted to turn it over to Murray.

Murray S. Kessler

Thanks, Susan.

This is truly a big day for all of our companies. We believe these transactions are a win not only for our shareholders, but also a win for our employees, customers, and consumers. At the core of this belief and what has made all of this possible is the incredible Newport brand. Newport is a remarkable success story and has been a marquee brand not only for Lorillard, but as part of the tobacco landscape. As most of you already know, Newport is the number two cigarette brand in the United States with a 13% share of the total industry. The brand has two of the top five fastest moving SKUs in the entire industry. And of course, Newport is the number one menthol brand in the U.S. with a 37.4% share and has a unique and attractive demographic profile.

Retail sales for Newport exceed over $10 billion annually, making it one of the biggest brands in the United States. And as you can see, this success is the result of consistent growth over the last 30 years, including the last 11 consecutive years and the first and second quarters of this year. It’s hard to find another consumer brand that can top that kind of consistent success story. We attribute that success to incredibly strong brand equity, our expertise in full-flavor and menthol which results in a superior product, and favorable demographics, all of which bode well for continued success going forward.

This long-term success story and the complementary nature of Newport to Reynolds’ core brands was not lost on Reynolds’ board and management team, which is why we are here today. They were able to come forth with a transaction that is able to deliver significant and immediate value to Lorillard shareholders through a cash premium as well as the potential to participate in the upside potential of this amazing new company; and at the same time, and I give them tremendous credit for this, provide greater certainty to the transaction’s completion through a well thought out prearranged divestiture package with Imperial and the support they were able to garner from their major shareholder, British American Tobacco.

In this transaction, Lorillard shareholders will receive for each Lorillard share $50.50 in cash and 0.2909 shares of Reynolds stock at closing. The $68.88 per share value based on Monday’s closing price for Reynolds stock represents a premium of 40% to Lorillard’s closing stock price on February 28, 2014, prior to the media speculation about a potential transaction. That’s $27.4 billion in enterprise value and a 13 times enterprise value to EBITDA multiple, placing this transaction near the very top of precedent transactions. Lorillard’s shareholders will own approximately 15% of the combined company. This valuation recognizes all the hard work and effort that has gone into making Lorillard the company that it is today.

We are also pleased with the transaction with Imperial, which is going to leverage Lorillard’s existing infrastructure and operations. Following the transaction, Imperial will continue to drive growth in blu, the leading e-cigarette brand, and is expected to make significant investments to revitalize and grow the KOOL, Salem, Winston, and Maverick brands. Imperial is also acquiring Lorillard’s headquarters as well as our manufacturing and R&D facilities in Greensboro, North Carolina and Danville, Virginia and almost all of our sales force.

We are pleased that Imperial recognizes the importance of our employees and the success they bring to our operations as well as the quality of Lorillard’s facilities and the strength of our customer network. I am convinced that they have strong plans to make them a strong number three player in the U.S. tobacco industry, but I will leave that for their conference call.

Again, I am very proud of what the Lorillard team has accomplished, and I’d like to take a moment to express my appreciation for the hard work of our dedicated employees. We look forward to working with the Reynolds and Imperial teams to complete these transactions and to achieve a seamless integration.

And with that, I’ll turn the call back over to Susan to illustrate just how compelling the post-merger transaction economics are for shareholders of both companies. Susan?

Susan M. Cameron

Thank you, Murray.

Clearly, this transaction will give us an even stronger portfolio of iconic key brands. Newport, Camel, and Pall Mall are the number two, number three, and number four cigarette brands in the U.S., and Newport is the top menthol brand. We also have Natural American Spirit, now a top-10 brand and the fastest growing brand in the U.S. Grizzly is the number one brand in the moist snuff industry, while the superior VUSE digital vapor cigarette is showing very positive early results.

The transaction also provides an enhanced growth profile. As you can see, if the deal had taken place last year, growth brands would have accounted for 90% of R.J. Reynolds’ total cigarette market share. By comparison, Camel and Pall Mall represented only 25% of the company’s total market share in 2004.

As I mentioned earlier, the complementary regional strengths of each company and the Camel and Newport brands will be a factor in future revenue growth. The companies and specifically these brands do not significantly overlap in many of these markets. For example, in the West, R.J. Reynolds cigarette brands have a 33% share of the market, while Lorillard cigarette brands are underrepresented. This offers a big opportunity to increase Newport’s share in that market.

All in all, Reynolds American’s and Imperial’s competitive position will be greatly enhanced, making Reynolds American a stronger number two in the industry and making Imperial a strong number three. And of course, the deal will give us increased scale in cigarette volume and share, and that combined with the synergies will result in higher adjusted operating income.

In addition, Reynolds American and its operating companies have a proven record of successful execution, not just in integration experience, but also in cost management. Their intense focus on efficiency and productivity improvement is embedded across all areas of the company, and that’s clearly reflected in Reynolds American’s strong operating margin improvement over the years. So we’re confident that this transition will be a smooth and successful one, setting the stage for our next phase of growth.

And now I’ll turn the call over to Tom for more financial details.

Thomas R. Adams

Thank you, Susan. To begin, I’ll provide a high-level summary of the transaction terms and structure, after which I’ll walk through some other key financial details.

As Susan mentioned, Reynolds American will acquire Lorillard in a cash and share transaction valued at $68.88 per share, which values Lorillard at $27.4 billion. As part of this transaction, Imperial will be purchasing the KOOL, Salem, Winston, Maverick, and blu assets of R.J. Reynolds and Lorillard. And British American Tobacco will be investing $4.7 billion to maintain their 42% ownership. The offer represents a 40.4% premium to the stock price prior to initial media speculation.

In addition to the strategic attributes both Susan and Murray outlined for us, there is a very compelling financial reason as well. The enhanced financial profile of the combined company will lead to further top line growth and enhancement of margins and is accretive in the first full year. We will also have strong double-digit accretion in the second year and beyond.

We will maintain our current dividend policy until close and target a 75% dividend payout policy thereafter. The combination strengthens our resolve to continue our commitment to a strong dividend payout.

Our pro forma balance sheet highlights our strength and leads us to expect the confirmation of an investment-grade rating. Our financial strategy once we close is simple. We will focus on deleveraging in the near term and will pursue strategies which will give us flexibility for returning capital to our shareholders over the long term. We also have a bridge financing facility in place which will be replaced by permanent financing.

We expect to achieve cost savings of approximately $800 million on a run rate basis, primarily stemming from a reduction in corporate expenses and the assumption by Imperial of certain Lorillard operations along with the divested brands. From a revenue standpoint, our complementary geographic strengths will provide us with increased opportunities. In addition, we will leverage R.J. Reynolds’ sales force to expand Newport’s presence.

Imperial will purchase Lorillard’s operations, including the manufacturing facilities, the sales force, and the headquarters for a purchase price of $7.1 billion. During the transition period, each company will contract manufacture their respective brands.

For your reference, here is more detail on the sources and uses, and here we have an illustrative operating income bridge using 2014 as an example. So you see run rate synergies of $800 million plus coming in and the brand contribution from the divestitures going out.

Now I will turn it back over to Susan, who will conclude our prepared remarks.

Susan M. Cameron

Thanks, Tom.

Before we begin the Q&A portion of the call, I would just remind you that we expect to close this transaction in the first half of next year once we obtain the necessary shareholder approvals and clearance from regulators.

We’re hugely excited about the road ahead. As we noted earlier, as a result of this acquisition, R.J. Reynolds will have a significantly strengthened and diversified portfolio of great brands across all key categories, the most balanced portfolio in the industry. We will also increase scale, enhance our growth profile, generate considerable cost synergies and efficiencies, and broaden geographic diversification, all of which will result in new revenue opportunities and best position us to capitalize on additional growth prospects. We look forward to integrating Newport with the rest of our company’s powerful brands, Camel, Pall Mall, Natural American Spirit, Grizzly, and VUSE.

And with that, we will now take questions. Operator, the first question, please.

Q&A

Operator

Thank you. [Operator Instructions] Our first question comes from Vivien Azer of Cowen & Company. Your line is now open.

<Q - Vivien Nicole Azer>: Hi, good morning and congratulations.

<A - Susan M. Cameron>: Hey, Vivien.

<Q - Vivien Nicole Azer>: So my first question has to do with the extended timing of the close with an anticipation in the first half of 2015. That’s an awfully big window. So can you talk a little bit about the regulatory review, what interactions you’ve had with regulators, and where you see any potential pitfalls?

<A - Susan M. Cameron>: Sure, Vivien, thanks for the question. We look forward to working with regulators, and our experience with these processes is that it will take between six and twelve months to complete this review. We also need to get the shareholder approval from the Reynolds shareholders, the Lorillard shareholders, and the Imperial shareholders, and we are confident that we will be able to close this transaction. We will start the integration planning process in the next 30 days, and we will be ready to move with integration as soon as we get those approvals.

<A - Murray S. Kessler>: From my perspective, Vivien, we were very well advised that this is a very thoughtful, well prepared disposition package that creates a tremendous competitor. And don’t underestimate that Imperial is now tripling in size in the U.S. and has a great sales force and management team that they’re adopting plus they’re great people as well. I don’t mean to say it’s just ours, but that gives us great confidence in this going through. And that’s just going to be an education process, and we are very confident ultimately that the deal gets done.

<Q - Vivien Nicole Azer>: And I perfectly understand that I’m sure quite a lot of diligence went into this and very thoughtful consideration in terms of antitrust issues. But one of the things that strikes me is that this deal does vary fairly significantly relative to the Brown & Williamson deal, Susan, that you shepherded in, in particular as it relates to ASU-30 market share, which the FTC has pointed out. So can you just help us get more comfortable with potential ASU-30 HHI [Herfindahl-Hirschman Index] issues?

<A - Susan M. Cameron>: Vivien, I think we’ll see how that unfolds as we go through this regulatory process. But I am very confident that this portfolio of strong iconic brands lives together very well, and I am very confident in Imperial’s ability to compete with the package that they are acquiring. And as I said, we look forward to working with regulators through this process, and we’re excited about our future growth prospects.

<A - Murray S. Kessler>: Bottom line, this deal across the board is pro competitive.

<Q - Vivien Nicole Azer>: Fair enough, thank you very much.

<A - Susan M. Cameron>: Thanks, Vivien.

Operator

Thank you. Our next question comes from David Adelman of Morgan Stanley. Your line is now open.

<Q - David J. Adelman>: Hi, good morning.

<A - Susan M. Cameron>: Hey, David.

<A - Murray S. Kessler>: Good morning, David.

<Q - David J. Adelman>: A couple of quick things. First on a follow-up to the antitrust question, under the merger agreement, Susan, are you committed to making or would you need to make divestitures above and beyond what you’ve committed to Imperial to satisfy the regional best efforts?

<A - Susan M. Cameron>: David, we are very confident in this package. All of those details will be released in the agreement. But quite frankly, we are so confident in this divesture package and the creation of a strong third competitor that we don’t believe any of that will be necessary.

<Q - David J. Adelman>: Okay. Secondly, can you frame a little bit the $800 million in cost savings just in the context that I think Lorillard’s total existing controllable costs are only about $1.3 billion, and obviously some element of that’s being divested and you can’t realize cost savings on Maverick?

<A - Thomas R. Adams>: David, this is Tom. That’s true. There’s about a little over $0.5 billion of transferred costs to Imperial in connection with its manufacturing and the sales force and the Lorillard headquarters in Greensboro. And then there are also going to be some G&A savings in terms of legal synergies that we would see, and so those are the big buckets of cost savings that we see.

<Q - David J. Adelman>: Just to be clear, Tom, does the $800 million exclude or include the $500 million in costs that are going to Imperial? I’m trying to understand what you’ll net realize?

<A - Thomas R. Adams>: It includes.

<A - Murray S. Kessler>: So the chart that Tom showed when he walked through the illustrative showed that those were gross numbers, and then the numbers going out were at contribution level, David.

<Q - David J. Adelman>: Okay, I understand; two other things. Susan, Lorillard essentially has a Newport sales force as a practical matter, and that has certain implications about where they call on accounts, which accounts they’re calling on, which stores they’re going into, and that is considerably different in certain instances than the Reynolds sales force or at least its strength. What’s your confidence both through the transition and then more importantly subsequent to having the Newport brand that the Reynolds sales force is going to be able to execute effectively where Newport currently has its strength?

<A - Susan M. Cameron>: Good question, David. I think it’s important to understand that as we go through the integration planning process, we have every intention of taking on portions of that Newport sales force, and we’ve agreed with Imperial that we’ll map that out in the integration process. We understand the difference in store profile, and it will be important to continue to call on those stores for the continued success of Newport. I think the big advantage here is in the combination that the complementary geographic strengths of the two companies will give us future growth prospects.

<Q - David J. Adelman>: Okay.

<A - Murray S. Kessler>: So, David, I said most – Imperial was taking most of Lorillard’s sales force in. You’re exactly right, and that has not been lost in those areas that are particular to Newport, that will be dealt with as the sales force is divided up.

<Q - David J. Adelman>: Okay, and then two other quick things. Susan, as part of the totality of this transaction, are you extending or altering the 10-year standstill with BAT that’s going to expire shortly?

<A - Susan M. Cameron>: We are not, David. We are very pleased that British American Tobacco has emphasized their confidence in this transaction by buying up $4.7 billion to retain their 42% ownership in the company. And we’re very excited about the prospects for this joint R&D innovation, next-generation product combination. So we see great global prospects for our technology. We look forward to sharing our technology with them, and the specifics of that will be forthcoming. But we will not be extending the standstill, thanks.

<Q - David J. Adelman>: Okay, and then last question. I take your comfort, your respective comfort on the outlook for menthol regulation. But what is the language in the agreement in the event that there were a material adverse change with respect to the FDA’s regulatory intent with regard to menthol cigarettes while the deal was prior to closing? Is that carved out and it’s not considered a material adverse change, or is it?

<A - Murray S. Kessler>: It is not a material adverse change and Lorillard shareholders are adequately protected. But don’t lose sight of the big picture, and I know you started that way. We do not believe the science supports and we believe that the way this has gone and the responses that you have seen from all of the companies around the world on this demonstrate that while cigarettes are dangerous, there is not a significant difference between a menthol cigarette and a non-menthol cigarette. And ultimately the science will prevail and there is a transparent process and we’re confident in the result.

<Q - David J. Adelman>: Okay, thank you very much.

<A - Susan M. Cameron>: Thanks, David.

Operator

Thank you. Our next question comes from Bonnie Herzog of Wells Fargo. Your line is now open.

<Q - Bonnie L. Herzog>: Good morning and congratulations.

<A - Susan M. Cameron>: Thanks, Bonnie.

<A - Murray S. Kessler>: Thanks, Bonnie.

<Q - Bonnie L. Herzog>: My first question, I’m curious how and why you decided to go or keep VUSE and not keep blu. Why not keep both of them? Did you feel you might be required to divest one? I just want to understand the rationale behind that decision.

<A - Susan M. Cameron>: Sure, Bonnie. Divesting blu was a business decision and it was important to Imperial as part of this divestiture package in ensuring that they were a strong number three player. I think in context, we have such confidence in VUSE’s superior technology that it is a game-changing product. Its early market results demonstrate that. And we believe that VUSE will be very successful and is showing great signs as we have embarked on our national rollout. So we are very confident that VUSE can continue to compete with blu, and we look forward to that continuing.

<A - Murray S. Kessler>: And from our perspective, we think blu will be successful as well, and that’s a good thing. Again, this deal is pro-competitive.

<Q - Bonnie L. Herzog>: And just to follow on, do you expect ultimately to have a portfolio of brands? Maybe just drill down a little bit more about some of the details with BAT’s partnership with your company in terms of next-generation products and potential timing and then the eventual impact on the P&L? How positive could that be ultimately?

<A - Susan M. Cameron>: Bonnie, really today, we wanted to announce that we were in discussions to initiate that partnership, and we will come back with more details on that. Really today, we want to talk about this transaction, which is complicated enough in its own right with the four players and focus on the strategic and financial merits of this compelling transaction. But having said that, I have a lot of confidence in that future next-generation product combination, and we’ll come back to it at a later date.

<Q - Bonnie L. Herzog>: Okay, thank you.

<A - Susan M. Cameron>: Thanks.

Operator

Thank you. Our next question comes from Michael Lavery of CLSA. Your line is now open.

<Q - Michael Scott Lavery>: Good morning.

<A - Susan M. Cameron>: Good morning.

<A - Murray S. Kessler>: Good morning, Michael.

<Q - Michael Scott Lavery>: Susan, I just wanted to get some sense to – I believe you have two year contract, I think. Does this deal change any expectation of what your tenure might look like or how you see some of the trajectory for your timing to Reynolds?

<A - Susan M. Cameron>: Michael, I appreciate the question, but really today I am focused on this compelling transaction. I am absolutely committed in terms of the contract for two years. We’ll see where that goes. I am absolutely confident we will close this transaction in the first half. I will be seeing all of that through. And if that results in any extension of my tenure, we’ll keep you posted.

<Q - Michael Scott Lavery>: Okay, that sounds great, and then just a clarification too on the standstill agreement. Certainly, you just addressed the timing of that is not looking any different. But doesn’t that only really apply if there were any hostile attempt by BAT to take over the rest of Reynolds, which I think both of you have indicated is not really under consideration?

<A - Susan M. Cameron>: I think the standstill does expire in 10 days’ time or something like that, and we feel very good about our partnership with BAT as a 42% shareholder. They have expressed their confidence and put their money in, $4.7 billion. And the governance agreement for Reynolds American precludes BAT from having any control over our business until they would own 100% of the stock. And so the standstill really expiring has no change in the way we operate this business, and we look forward to our continued partnership with British American Tobacco.

<Q - Michael Scott Lavery>: That’s perfect, thanks. And then just to clarify, you showed the chart with the key growth brands totaling 90% of the pro forma company. So I guess it’s brands like Doral or Capri or Misty that are left in that 10%. Is that right?

<A - Susan M. Cameron>: Yes, and also True and Old Gold and Kent. So we have those brands in addition to the ones you mentioned, Misty, Capri, and Doral. That makes up the remaining 10%.

<Q - Michael Scott Lavery>: And I know in the current portfolio, at least the brands that belong to Reynolds now, that’s been a source of funding for Pall Mall and Camel just because there’s support spending there, and so those margins are good. Is the thinking that you can keep some of that approach intact with that 10% that will be left of the I guess six or seven brands combined?

<A - Susan M. Cameron>: Yes, without a doubt, and of course there’s significant revenue enhancement with the Newport brand joining the portfolio. And that will certainly enable us to continue to invest behind the equity in our drive brands as well as R&D and innovation for the future of the company.

<A - Murray S. Kessler>: Yes, but this strategically is a home run relative to making it 90% of the value of this company coming from core brands. You would much rather have core brands driving away without that tail. That’s a huge transformation for this company.

<Q - Michael Scott Lavery>: But I guess there must be some degree of balance between the two, or why wouldn’t you divested more into Imperial? They work together, right?

<A - Susan M. Cameron>: Yes, we feel very good about the divestiture package, and we feel good about what we’re retaining. So I think the balance of all that will further enhance our strategy and make Imperial a strong third competitor.

<A - Thomas R. Adams>: Michael, you’re not divesting at the same multiple you’re buying for, so there’s economics involved here.

<Q - Michael Scott Lavery>: No, right, but that’s great. And then just lastly on the e-cigarettes, obviously getting blu as part of the divested brands to Imperial takes you away from competing in Europe, where that had been ramping up some international expansion for Lorillard. Would you expect to reenter that market with the VUSE brand down the road, or is there just a focus on the U.S. at the moment? How do you think about that?

<A - Susan M. Cameron>: I think about that in our announcement today to pursue this joint sharing arrangement with British American Tobacco, most specifically in heat-not-burn and e-cigarette products. So I believe that we have a great future working together in terms of using VUSE technology, the VUSE brand however that manifests itself in global expansion. And we will come back with details as we work through that arrangement, but I am very bullish about the combination of the R&D resources of both entities and the geographic and revenue generating opportunities of that initiative.

<Q - Michael Scott Lavery>: Is capacity still an issue for VUSE that would affect how and what the timing that would look like?

<A - Susan M. Cameron>: Yes, we continue to ramp up capacity. We’re out in the 15,000 stores. We’ll do another rollout in early September. Things are coming on stream, and fortunately we are selling it very quickly.

<Q - Michael Scott Lavery>: That’s great, thank you very much.

<A - Susan M. Cameron>: Thank you.

Operator

Thank you. Our next question comes from Judy Hong of Goldman Sachs. Your line is now open.

<Q - Judy E. Hong>: Thank you. Good morning, everyone.

<A - Murray S. Kessler>: Good morning, Judy.

<A - Susan M. Cameron>: Good morning, Judy.

<Q - Judy E. Hong>: Susan, I guess when you came to our conference in May, you commented that you were happy with your organic growth strategy for RAI. I was just curious. Closing comps of staying standalone RAI versus the acquisition you’re making, clearly there are benefits to acquisition, but just from your perspective, why now?

<A - Susan M. Cameron>: Judy, I think the other thing I’ve said to many of you on the phone is would it be a strategic dream to have Newport in the Reynolds American portfolio, and I have always said yes, absolutely, and it would have to have financial merit. And I think the transaction that we have worked to construct here delivers that brand into our portfolio, which drives obviously the financial merits in terms of significant synergies, accretive year one, double-digit accretion in the out years, the opportunity for us to continue to invest in brand building. I think this is a win-win, believe it or not, for all four parties. And I couldn’t be more proud of the way we’ve all worked together to construct this. And I am absolutely confident that our journey to transform the tobacco industry is enhanced by this transaction. And we’ve laid the numbers out in front of you. I think it speaks for itself.

<Q - Judy E. Hong>: Okay. And then, Murray, just from your perspective, I think the multiple that Lorillard is getting acquired certainly is higher than what you’ve seen in the last four or five years, but you’ve also seen Lorillard stock getting discounted because of the menthol risk. And you could argue that on a fundamental basis, Newport is really a strong growing brand and you’ve managed the brand beautifully. So just in terms of how you thought about the multiples and in the context of the historical transaction multiples in the tobacco space?

<A - Murray S. Kessler>: I think it’s near and for the size it’s at the very top of precedent transactions. Look, there’s a very thoughtful process with great advisors that go through, that compare our standalone plans, and everything is involved with evaluating the business against what was presented here. And we came to the conclusion that that’s a combination of immediate value that’s created and the ability to participate in the upside is more attractive than our standalone plan. It’s that simple with some of the best advisors and our own teams analyzing that. So look, we’ve created a lot of value. Simply said, when we put our strategic plan in place three and half years ago, our enterprise value was $12 billion, and three years later this transaction is being done at $27.4 billion. I don’t have a problem looking anybody in the eye and saying creating $15.4 billion of value in three years is a pretty nice reward for those who invested with us.

<Q - Judy E. Hong>: Okay. And then, Tom, just in terms of the mix of equity and debt here, I guess one could have argued maybe you could have pushed to get leverage a little bit higher even. I was just curious how the equity and the debt mix on the deal that you thought was appropriate. And then post the deal, it sounds like you’re going to go to a 75% dividend payout policy as opposed to 85%, so just in terms of what the difference going forward would look like. And have you had any conversation with the rating agency that on a combined basis you could actually get even a little bit more favorable rating considerations?

<A - Thomas R. Adams>: Judy, one correction. Our dividend payout policy today is at 80%. It’s not 85%.

<Q - Judy E. Hong>: Sorry.

<A - Thomas R. Adams>: But yes, we did go talk to the rating agencies. The debt to EBIDTA ratio coming out of this transaction is going to be about 3.6 times. That’s significantly higher than where we are today. And we think the mix between cash and equity is appropriate in the circumstances. And we’re going to be focused in the first two years to get down to within below three times on the leverage ratio. And so that’s going to be our focus, a deleveraging strategy for the first couple years.

<A - Susan M. Cameron>: We haven’t said that the dividend will...

<A - Thomas R. Adams>: The dividend will actually be higher because of the combined higher earnings at the company, even with the payout policy at 75%.

<Q - Judy E. Hong>: Right. But just in terms of going to that 75% payout policy, would be at the close of the transaction, or do you go...

<A - Thomas R. Adams>: Yes, yes.

<A - Susan M. Cameron>: Yes, at close.

<A - Thomas R. Adams>: We’ll maintain our current payout until the close of the transaction.

<Q - Judy E. Hong>: Got it. Okay, thank you.

<A - Susan M. Cameron>: Thank you.

<A - Thomas R. Adams>: Thank you.

Operator

Thank you. Our next question comes from Nik Modi of RBC Capital Markets. Your line is now open.

<Q - Nik H. Modi>: Thanks. Good morning, everyone, and congrats on this deal.

<A - Susan M. Cameron>: Hey, Nik. Thanks.

<A - Murray S. Kessler>: Thanks, Nik.

<Q - Nik H. Modi>: So just a couple questions. Tom, I just want to confirm the synergies are all cost related. And then I guess the second question is for Murray. When you think about Newport and obviously the second largest brand in the industry, one of the best performing brands in the industry, but it has been hindered by not having the kind of contract that Reynolds and Altria have. So I just wanted to get your perspective, Murray, on how you think that could change Newport’s growth profile. And then just to tag onto that is in terms of Newport Gold and Red, does it make sense now to push those brands, or can you now – will Camel now suffice as being the non-menthol variant?

<A - Murray S. Kessler>: Look, you just asked a lot of questions. So the first part, do I think that there is significant opportunity to grow Newport in what I have already illustrated as geographic expansion as one of our core strategies and strategic pillars? Absolutely, today when you go into markets that have historically been not big markets for us, you might have a state where we have one or two salespeople where you’re going to have 20 now or 25, and you’re going to go into customers where we had a 4% share in a low market state and trying to get visibility and space and going in. So that’s one of the reasons I say this is pro-customer as well because you’re going to go in with such bigger packages for them, and of course it’s going to result in bigger space, and I think that’s an upside. I think, by the way, that works for Imperial as well.

On the second question on Newport non-menthol Gold, et cetera, look, we will proceed business as usual. We have to by law and we will continue to grow those brands. And I’m sure after the transaction, we’ll strategically – or I won’t, but the management team will strategically look at growing all of their brands. And there is tremendous opportunity there in terms of substantial equivalent and having more predicate products and technology. I haven’t been bashful saying that our core strength is full-flavor menthol and we haven’t traditionally been good at non-menthol.

So getting this sharing of the R&D expertise in those types of areas, having predicate products to use to help get substantial equivalents will help grow the brand. That’s not my call in the future. That’s Susan’s, et cetera. But do I see opportunity there as well? Yes, I would personally, and again this isn’t my call. I would continue to try to grow every brand in there in every opportunity that there is because remember, they’re not the same for the most part. They’re not the same consumers. So they’re very different demographics, et cetera, our consumer profile. Also a large percentage of them like non-menthol cigarettes as well. That’s why we’ve done well with Newport Red.

So there are a lot of growth opportunities. I could go on and on. It’s not even being mentioned today, and it could be many years from now, but Kent is a very big brand around the world as well and BAT has tremendous expertise on that. And who knows what that might be one day? The opportunities are just fantastic.

<A - Susan M. Cameron>: Nik, you had a first question for Tom, which I forget.

<A - Thomas R. Adams>: The $800 million cost savings are cost savings. There are not revenue synergies in there, Nik.

<Q - Nik H. Modi>: Excellent. And, Tom, you guys haven’t really given a timeframe on when you expect that $800 million to be realized. Is this a two-year frame, three-year frame?

<A - Thomas R. Adams>: I’m sorry, Nik, I talked over you. It’s probably over about a two-year period because we’ll be doing contract manufacturing for each other. And so probably by the end of that two-year period, we’ll realize all those.

<A - Murray S. Kessler>: Tom, I don’t want to cross any lines at all, but the nature of Imperial taking a lot of our operations will make some of those happen faster than this. That’s true...

<A - Susan M. Cameron>: Traditional, yes.

<A - Murray S. Kessler>: It offsets.

<Q - Nik H. Modi>: Great, thanks a lot, guys. I appreciate it.

<A - Thomas R. Adams>: Thanks, Nik.

Operator

Thank you. Our next question comes from Adam Spielman of Citi. Your line is now open.

<Q - Adam J. Spielman>: Hi there, two questions please. First, I guess speculation about this transaction has been ongoing for some time. To what degree during this period have you been able to speak to the FTC about the divestiture package, and have they given any comfort on what’s being proposed being adequate?

And second, to what extent do you expect the competitive dynamic to change? Winston, KOOL, and Salem haven’t had much investment in recent years. Imperial is committed to reinvesting the cost synergies that they’re anticipating from the transaction. So how do you expect the competitive dynamic might change?

<A - Susan M. Cameron>: Adam, I think it’s important to understand that you don’t pre-talk to the FTC. We put together this package. We’re very confident in getting this transaction done with that package and that it will create a strong number three player for Imperial. Winston, KOOL, and Salem have not been supported in recent years, but all of them have been big brands in the past. And how they pursue that will be interesting, and it will continue the competitive dynamics of this industry, which have always been strong. And I think we’ll see that unfold, but we are very confident that making Reynolds American a much stronger number two player with a very big industry leader in this sector and Imperial becoming a 10% market share company with a good portfolio of brands and an e-cigarette contender will ensure the competitive landscape stays as fierce as it always has been.

<Q - Adam J. Spielman>: Great, thanks.

Operator

Thank you. Our next question comes from David Adelman of Morgan Stanley. Your line is now open.

<Q - David J. Adelman>: I had two quick follow-up questions. Thank you for taking them. First on the divestures to Imperial, the gap between the pre-tax and after-tax proceeds is large, seven one to 4.4 billion. Is that because it’s being taxed as ordinary income rather than a capital gain?

<A - Thomas R. Adams>: Yes, that’s why that’s the case.

<Q - David J. Adelman>: Okay. And then, Tom, can you just clarify? I didn’t have the slides, and I’ve gotten a lot of email questions from investors while this call has been going on about the cost savings or the cost synergies. Let me try to articulate something and tell me if this is right. Is it correct that if we take the existing two independent businesses, completely combine them, and then remove the businesses that are being sold to Imperial, on what’s being retained versus its historical cost base, you expect to realize annual cost synergies of $300 million. Is that correct?

<A - Thomas R. Adams>: I actually didn’t follow your math, David. I’m sorry. Can you...

<Q - David J. Adelman>: No, that’s okay. Let me say it again. If you take the two independent companies, you bring them together, and then you remove the businesses that are being sold to Imperial, on what’s being retained...

<A - Thomas R. Adams>: Let me stop you. What’s being sold to Imperial is our three brands of Winston, Salem, and KOOL, Maverick from Lorillard, and then the blu brand, and then the blu brand is really the only business. The rest of them are...

<Q - David J. Adelman>: Okay, sorry. On what’s being sold, what I’m trying to understand though is on an apples-to-apples basis on what the new RJR will be relative to the constituent parts, there will be a net $300 million in cost savings?

<A - Thomas R. Adams>: I think the best way to look at it, David, is on page 37, this bridge, where we’re getting the Reynolds operating income for 2014 at about $3.1 billion. We’re going to get the Lorillard income that’s about $2.1 billion. We’re going to divest $1.1 billion of that in terms of – and that’s brand contribution, so that’s money out. And then we’re going to add in $800 million of run rate synergies. That adds up to $4.8 billion.

<Q - David J. Adelman>: Okay, got it. Thank you.

<A - Susan M. Cameron>: Thanks, David.

Operator

Thank you. Our next question comes from Todd Duvick of Wells Fargo. Your line is now open.

<Q - Todd Duvick>: Thank you, good morning.

<A - Susan M. Cameron>: Good morning.

<A - Murray S. Kessler>: Hi, Todd.

<Q - Todd Duvick>: I wanted to ask a quick question on the balance sheet. You’ve obviously talked about the leverage. You’ve talked about vetting the transaction with the rating agencies, which both are very positive. In terms of the incremental debt, we estimate about $8 billion of incremental debt. Can you confirm that we’re in the right ballpark? And in terms of terming out a portion of that debt, can we assume that it’s going to be after regulatory approval, so probably closer to the close of the transaction?

<A - Thomas R. Adams>: Todd, it’s actually about $9 billion worth of new debt, and this is on page 36 of the slides that we put out. We will be assuming – Reynolds has about $5 billion worth of the debt, Lorillard about $3 billion, and we’ll be assuming the Lorillard debt and going after the markets for approximately $9 billion at closing. And yes, it’s probably going to be closer to closing than sooner than that, and we’ve also established bridge facilities with JPMorgan and Citi that can bridge us through the transaction until we can get our permanent financing in place.

<Q - Todd Duvick>: Okay. And is it safe to assume that the majority of the $9 billion will be termed out in the debt capital markets with just a small portion kept for debt paydown?

<A - Thomas R. Adams>: We’ll actually put some when we term this out – and yes, we’ll term it out with bonds into the out years. We’ll bring enough closer in to basically delever the company, as we said, to get below from $3.6 billion down to below $3 billion in two years. So it will array across a wide spectrum of time.

<Q - Todd Duvick>: Okay, very good. Thank you.

<A - Thomas R. Adams>: Thank you.

Operator

Thank you. Our next question comes from Lisa Lewandowski of Bank of America. Your line is now open.

<Q - Lisa Klara Lewandowski>: Great, thank you. Tom, for the tax rate, you guys currently have very similar tax rates of about 37%. Would that change at all post-agreement?

<A - Thomas R. Adams>: I would suspect not, but we’ll have to put a finer point on that. But no, I don’t think it would change very much sitting here thinking about it right now.

<Q - Lisa Klara Lewandowski>: Okay, thanks.

<A - Susan M. Cameron>: Thanks, Lisa.

Operator

Thank you. Our next question comes from Priya Ohri-Gutta of Barclays. Your line is now open.

<Q - Priya Joy Ohri-Gupta>: Priya Ohri-Gupta and thank you for taking the question. I appreciate all the details around the permanent financing you expect to put in place. But I was just looking at as we think about the medium term, how should we think about your ratings objective? Are you guys looking to improve over time to mid-BBB with the agencies, or should we see you continue to be split rated? And then just secondly, do you have any expectation to put a Fitch rating in place? Thank you.

<A - Thomas R. Adams>: I’m sorry, what was the last question?

<A - Morris L. Moore>: Fitch.

<A - Thomas R. Adams>: We like being investment-grade, regardless of where it is, and a split rating doesn’t bother us so much. We have had discussions with the rating agencies, S&P and Moody’s, and are confident that we’ll maintain our investment-grade ratings, which is very important to Reynolds today and will be in the future as well. And at this point, we haven’t had any conversations with Fitch about reinitiating coverage by them.

<Q - Priya Joy Ohri-Gupta>: Okay, thank you very much.

<A - Susan M. Cameron>: Thank you.

<A - Thomas R. Adams>: Thank you.

Operator

Thank you. Our next question comes from Filippe Goossens of Mitsubishi Securities. Your line is now open.

<Q - Filippe Marcel Goossens>: Yes, good morning, Susan and Murray.

<A - Susan M. Cameron>: Thank you.

<Q - Filippe Marcel Goossens>: Congratulations on a great deal here, a few questions on my side as well. Maybe just as a follow-up on Priya’s earlier question, medium to longer term, do you have a specific leverage target that you would feel comfortable with, Tom?

<A - Thomas R. Adams>: Historically, we’ve operated between 1.5 and 2.5 times, and we’re clearly going out above that. And as I said earlier, we promised the rating agencies we’d get below three within two years. And after that, we’ll take a long hard look about how we can enhance our shareholder value through some mix, of including to pay down debt, but potentially instituting a share repurchase program. That naturally would be a decision of the board.

<Q - Filippe Marcel Goossens>: Okay. Then given that the deal is going to close in the first half of 2015, have you entered into any interest rates hedges given the prospect of potentially rising interest rates by that time?

<A - Thomas R. Adams>: At this point, we haven’t done anything except get the deal done.

<A - Susan M. Cameron>: Which I can tell you.

<Q - Filippe Marcel Goossens>: Fair enough, two more questions and then I’ll pass it on. The $5 billion operating income that you illustrated in the press release, is that inclusive of the $800 million in synergies, or that will be on top of the $5 billion?

<A - Thomas R. Adams>: It’s inclusive and it will build over time. I think we start a little bit, at $4.8 billion initially and then building to $5 billion and then stepping up over time. So it’s quite an impressive new organization.

<Q - Filippe Marcel Goossens>: Okay, and then the final question. Susan, when you worked with the board on this transaction, have you anticipated what the potential competitive reaction may be of that other player that’s still out there in the U.S. market?

<A - Susan M. Cameron>: Filippe, this is a very competitive industry. And of course, one of is always talking about what the competitor may or may not do. But I feel very confident that this iconic brand portfolio will compete very well with the industry leader and that Imperial will compete in this marketplace. We have some time to run. We will close this in the first half of 2015, but I think everybody will be competing for market share. We have a great brand portfolio here, great demographics. And we’re committed to transforming this industry as we’ve been committed for the last 10 years. So I look forward to the future, and the competition will continue.

<Q - Filippe Marcel Goossens>: Thank you very much and, again, congrats to everybody on the team.

<A - Susan M. Cameron>: See you, Filippe, thank you.

<A - Murray S. Kessler>: Thanks, Filippe.

Operator

Thank you, and our final question comes from Temple Houston of Prudential. Your line is now open.

<Q - Temple Houston>: Hi, thanks. Good morning and thanks for taking my question.

<A - Susan M. Cameron>: Good morning.

<Q - Temple Houston>: First off, one last debt question. You mentioned earlier the Lorillard bonds would be assumed. Can we assume that means they’ll be pari-passu with existing Reynolds debt and any new Reynolds debt that you might have to issue?

<A - Thomas R. Adams>: If you’re talking about the guarantees, we’re looking at that right now. And we’ll come back to you folks later on that particular aspect.

<Q - Temple Houston>: Okay, thank you.

Operator

Thank you. At this time, I’d like to turn the call back to management for any closing comments.

Susan M. Cameron

Thanks to all of you for your questions and your interest in our companies.

Before closing, I would like to reiterate that what we have announced today is not only compelling and strategic but also serves to create further value. We look forward to continuing to lead the transformation of the tobacco industry, meeting society’s expectations for how a tobacco company should operate, while also growing our businesses responsibly and sustainably.

As Morris said at the beginning of the call, today’s presentation will be posted to our transaction website at reynoldsamericaninfo.com. We plan to post regular updates on this website throughout the transaction process. Again, thank you for your time today, all the best.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone, have a wonderful day.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.